June 1, 2021

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0306

Attn:	Effie Simpson

Division of Corporation Finance

Re:	Charles & Colvard, Ltd.

Registration Statement on Form S-3

Filed May 26, 2021

File No. 333-256495

Request for Acceleration

Dear Ms. Simpson:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Charles & Colvard, Ltd. hereby requests acceleration of the effective date of the above-referenced Registration Statement on Form S-3 (File No. 333-256495), so that it may be declared effective at 4:30 p.m., Eastern Time on Wednesday, June 2, 2021, or as soon thereafter as is practicable.

If you have any questions, please contact me at (919) 468-0399, extension 354. Thank you in advance for your assistance.

Sincerely,

/s/ Clint J. Pete
Clint J. Pete
Chief Financial Officer

cc:	Margaret N. Rosenfeld

Partner, K&L Gates, LLP